Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Liquidity and Capital Resources	13
Key Developments	1	Cash Flow Requirements	13
Performance at a Glance	2	Cash Flow Summary	14
Business Unit Performance	5	Contractual Obligations	15
ITC	5	Capital Structure and Credit Ratings	15
UNS Energy	5	Capital Plan	16
Central Hudson	6	Business Risks	17
FortisBC Energy	7	Accounting Matters	18
FortisAlberta	7	Financial Instruments	18
FortisBC Electric	8	Long-Term Debt and Other	18
Other Electric	8	Derivatives	18
Energy Infrastructure	9	Summary of Quarterly Results	18
Corporate and Other	9	Related-Party and Inter-Company Transactions	19
Non-U.S. GAAP Financial Measures	9	Outlook	20
Focus on Sustainability	10	Forward-Looking Information	20
Regulatory Matters	11	Glossary	21
Financial Position	12	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated October 26, 2023

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2022 Annual Financial Statements and the 2022 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 20. Further information about Fortis, including its Annual Information Form filed on SEDAR+, can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.34 and 1.31 for the quarters ended September 30, 2023 and 2022, respectively; (ii) average of 1.35 and 1.28 year-to-date September 30, 2023 and 2022, respectively; (iii) 1.36 and 1.38 as at September 30, 2023 and 2022, respectively; (iv) 1.36 as at December 31, 2022;(v) 1.33 for the 2023 forecast and (vi) 1.30 for all other forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 21.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2022 revenue of $11 billion and total assets of $66 billion as at September 30, 2023. The Corporation's 9,200 employees serve 3.4 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2022 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENTS
New Five-Year Capital Plan
The Corporation's new 2024-2028 Capital Plan totals $25 billion and is $2.7 billion higher than the previous five-year plan. The increase is driven by organic growth, largely reflecting regional transmission projects at ITC associated with tranche one of the MISO LRTP, as well as investments in Arizona to support TEP's exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development are also driving capital growth across the Corporation's regulated utilities.

See "Capital Plan" on page 16 for further information.

1	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Regulatory Updates
TEP
In August 2023, the ACC issued a decision on TEP's general rate application approving, among other things, an increase in non-fuel revenue of US$100 million, a 9.55% ROE and a 54.32% common equity component of capital structure. New customer rates became effective on September 1, 2023.

FortisBC
In September 2023, the BCUC issued a decision on the GCOC proceeding. The decision resulted in a 9.65% ROE and a 45% common equity component of capital structure for FortisBC Energy, and a 9.65% ROE and 41% common equity component of capital structure for FortisBC Electric. The new cost of capital parameters are retroactive to January 1, 2023.

FortisAlberta
In October 2023, the AUC issued decisions on the Third PBR Term and 2024 GCOC proceedings. Both decisions are effective January 1, 2024. The PBR decision establishes the parameters for the third PBR term for the period 2024-2028. In the GCOC decision, the AUC adopted a formulaic approach in determining the ROE which will adjust the notional ROE of 9.0% with reference to forecast long-term Government of Canada bond and utility bond yields. The ROE for 2024 is expected to be determined in the fourth quarter of 2023, with updates annually thereafter.

See "Regulatory Matters" on page 11 for further information on these regulatory developments.

Pending Sale of Aitken Creek
FortisBC Holdings Inc. entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. in May 2023 to sell its Aitken Creek business for approximately $400 million, subject to customary closing conditions and adjustments. In October 2023, the BCUC approved the sale, satisfying all regulatory requirements. The sale is expected to close in the fourth quarter of 2023 with a March 31, 2023 effective date. Net proceeds from the transaction will further strengthen the balance sheet and support financing of the Corporation's regulated utility growth strategy.

Fortis continues to recognize earnings associated with Aitken Creek, post the effective date of the pending sale, in accordance with U.S. GAAP as the transaction has not yet closed. Upon close of the transaction, management expects to exclude the gain to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted Common Equity Earnings and Adjusted Basic EPS (see "Non-U.S. GAAP Financial Measures" on page 9).

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Revenue	2,719	2,553	166	8,632	7,875	757
Common Equity Earnings
Actual	394	326	68	1,125	960	165
Adjusted (1)	411	341	70	1,152	982	170
Basic EPS ($)
Actual	0.81	0.68	0.13	2.32	2.01	0.31
Adjusted (1)	0.84	0.71	0.13	2.37	2.06	0.31
Dividends paid per common share ($)	0.565	0.535	0.03	1.695	1.605	0.09
Weighted average number of common shares outstanding (# millions)	487.4	479.4	8.0	485.3	477.7	7.6
Operating Cash Flow	940	633	307	2,799	2,205	594
Capital Expenditures (1)	1,008	992	16	3,028	2,886	142
(1)See "Non-U.S. GAAP Financial Measures" on page 9

Revenue
The increase in revenue for the quarter and year-to-date periods was due to the recognition of a regulatory deferral at FortisBC associated with the new cost of capital parameters approved by the BCUC in September 2023 retroactive to January 1, 2023 (see "Regulatory Matters" on page 11). Also contributing to the increase in revenue was: (i) Rate Base growth; (ii) higher flow-through costs in customer rates; and (iii) a higher U.S.-to-Canadian dollar foreign exchange rate.

2	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings and EPS
Common Equity Earnings increased by $68 million in comparison to the third quarter of 2022. The new cost of capital parameters approved for FortisBC by the BCUC in September 2023 resulted in $38 million of earnings in the quarter, including $26 million associated with the retroactive impact to January 1, 2023. The increase in earnings was also largely driven by higher retail revenue in Arizona, due to warmer weather and new customer rates at TEP effective September 1, 2023, as well as Rate Base growth across our utilities. A higher U.S.-to-Canadian dollar foreign exchange rate and higher earnings at Aitken Creek, reflecting market conditions, also favourably impacted earnings. Earnings were tempered by: (i) lower long-term wholesale and transmission revenue, as well as higher operating costs and income tax expense at UNS Energy; (ii) higher corporate finance costs; and (iii) higher operating expenses at Central Hudson and FortisAlberta, as expected, due to the timing of costs in the first half of the year.

Common Equity Earnings for the year-to-date period increased by $165 million in comparison to the same period in 2022. The increase was due to the same factors discussed for the quarter except that an increase in the market value of certain investments that support retirement benefits, and lower depreciation expense at UNS Energy associated with the retirement of the San Juan generating station in 2022, also contributed to growth in earnings.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

For the quarter and year-to-date periods: (i) Adjusted Common Equity Earnings increased by $70 million and $170 million, respectively; and (ii) Adjusted Basic EPS increased by $0.13 and $0.31, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 9 for a reconciliation of these measures.

Fortis continues to recognize earnings associated with Aitken Creek, post the effective date of the pending sale, in accordance with U.S. GAAP as the transaction has not yet closed. For the third quarter of 2023, and the six-month period since March 31, 2023, the effective date of the pending sale (see "Key Developments" on page 1), Aitken Creek contributed $13 million and $24 million, respectively, to Adjusted Common Equity Earnings. Upon close of the transaction, management expects to exclude the gain to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted Common Equity Earnings and Adjusted Basic EPS.

The changes in Adjusted Basic EPS for the quarter and year-to-date periods are illustrated in the following charts.
(1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects the impact of the new cost of capital parameters approved for FortisBC in September 2023, including $0.05 associated with the retroactive impact to January 1, 2023, as well as Rate Base growth. The increase was partially offset by higher operating expenses at FortisAlberta due to the timing of costs in the first half of the year
(2)    Includes higher earnings at Aitken Creek, reflecting market conditions, partially offset by lower hydroelectric production in Belize due to lower rainfall levels
(3)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to: (i) higher retail electricity sales, due to warmer weather; (ii) new customer rates at TEP effective September 1, 2023; and (iii) lower depreciation expense associated with the retirement of the San Juan generating station in 2022, partially offset by lower long-term wholesale and transmission revenue, higher operating costs due to inflationary increases, and an increase in income tax expense. Also reflects lower earnings at Central Hudson due to the timing of operating expenses in the first half of the year, partially offset by Rate Base growth
(4)    Primarily reflects Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power
(5)    Average foreign exchange rate of 1.34 in 2023 compared to 1.31 in 2022
(6)    Primarily reflects higher finance costs
(7)    Weighted average shares of 487.4 million in 2023 compared to 479.4 million in 2022

3	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects the impact of the new cost of capital parameters approved for FortisBC effective January 1, 2023, and Rate Base growth
(2)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to: (i) higher retail electricity sales, including the impact of warmer weather; (ii) new customer rates at TEP effective September 1, 2023; (iii) lower depreciation expense associated with the retirement of the San Juan generating station in 2022; and (iv) an increase in the market value of investments that support retirement benefits, partially offset by higher operating costs due to inflationary increases and higher income tax expense. Earnings at Central Hudson were consistent with the comparable period in 2022
(3)    Includes higher earnings at Aitken Creek, reflecting market conditions, partially offset by lower hydroelectric production in Belize due to lower rainfall levels
(4)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by non-recoverable finance and stock-based compensation costs
(5)    Primarily reflects Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power
(6)    Average foreign exchange rate of 1.35 in 2023 compared to 1.28 in 2022
(7)    Primarily reflects higher finance costs
(8)    Weighted average shares of 485.3 million in 2023 compared to 477.7 million in 2022

Dividends and TSR
Fortis paid a dividend of $0.565 in the third quarter of 2023, up from $0.535 in the third quarter of 2022.

In September 2023, the Corporation declared a fourth quarter common share dividend of $0.59, up 4.4% from its third quarter common share dividend. This marks 50 consecutive years of increases in dividends paid.

Fortis is targeting annual dividend growth of approximately 4-6% through 2028. See "Outlook" on page 20.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	2.4	8.2	9.2	10.7
(1)Annualized TSR per Bloomberg as at September 30, 2023

Operating Cash Flow
The $307 million and $594 million increase in Operating Cash Flow for the quarter and year-to-date periods, respectively, was due primarily to fluctuations in commodity costs, largely reflecting the timing of flow-through costs and the cost of natural gas inventory in British Columbia. The increase was also due to: (i) higher cash earnings, reflecting Rate Base growth; (ii) the higher U.S.-to-Canadian dollar exchange rate; and (iii) for the quarter, the timing of payments. The increase in Operating Cash Flow was partially offset by proceeds received in 2022 at ITC related to the settlement of interest rate swaps, and higher interest payments.

Capital Expenditures
Capital Expenditures were approximately $3.0 billion through September 2023, representing 70% of the Corporation's annual $4.3 billion Capital Plan, and up $0.1 billion compared to year-to-date 2022.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 9 and in the "Glossary" on page 21.

4	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2023	2022	FX (1)	Other	2023	2022	FX (1)	Other
Regulated Utilities
ITC	119	105	3	11	372	328	17	27
UNS Energy	178	163	4	11	338	283	11	44
Central Hudson	20	24	—	(4)	69	66	3	—
FortisBC Energy	22	(17)	—	39	169	119	—	50
FortisAlberta	45	46	—	(1)	126	117	—	9
FortisBC Electric	17	13	—	4	53	50	—	3
Other Electric (2)	39	35	—	4	111	94	2	15
	440	369	7	64	1,238	1,057	33	148
Non-Regulated
Energy Infrastructure (3)	11	10	—	1	35	23	—	12
Corporate and Other (4)	(57)	(53)	1	(5)	(148)	(120)	—	(28)
Common Equity Earnings	394	326	8	60	1,125	960	33	132
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2023	2022	FX	Other	2023	2022	FX	Other
Revenue (1)	520	478	12	30	1,558	1,406	70	82
Earnings (1)	119	105	3	11	372	328	17	27
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to Rate Base growth, costs incurred in the third quarter of 2022 related to the suspension of the Lake Erie Connector project, and an increase in the market value of certain investments that support retirement benefits. The increase was partially offset by higher non-recoverable finance and stock-based compensation costs.

In September 2023, the state of Iowa reduced its corporate income tax rate from 8.4% to 7.1%, effective January 1, 2024. As a result, ITC revalued the related deferred income tax assets, resulting in a $9 million unfavourable impact to earnings for the three and nine months ended September 30, 2023. A similar corporate income tax rate reduction was implemented by the state of Iowa in September 2022.

UNS Energy	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Retail electricity sales (GWh)	3,668	3,426	—	242	8,484	8,394	—	90
Wholesale electricity sales (GWh) (1)	1,407	1,350	—	57	4,038	4,154	—	(116)
Gas sales (PJ)	1	2	—	(1)	12	11	—	1
Revenue	899	856	23	20	2,300	2,042	95	163
Earnings	178	163	4	11	338	283	11	44
(1)    Primarily short-term wholesale sales

5	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The increase in retail electricity sales for the quarter and year-to-date periods was due primarily to higher air conditioning load associated with warmer weather in the third quarter of 2023 as compared to the same period in 2022, and customer additions. The year-to-date increase was partially offset by lower air conditioning load associated with milder weather in the second quarter of 2023 compared to the same period last year.

The increase in wholesale electricity sales for the quarter was due to higher short-term wholesale sales, partially offset by lower long-term wholesale sales. On a year-to-date basis, the decrease in wholesale electricity sales was driven by lower long-term wholesale sales. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Gas sales were consistent with the comparable periods in 2022.

Revenue
The increase in revenue, net of foreign exchange, for the quarter was due primarily to: (i) higher retail and wholesale electricity sales, discussed above; (ii) new customer rates effective September 1, 2023 at TEP; and (iii) the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms.

The increase in revenue, net of foreign exchange, year to date was due to the same factors discussed for the quarter except that the increase was partially offset by lower wholesale electricity sales for the nine-month period compared to the same period in 2022.

Earnings
The increase in earnings, net of foreign exchange, for the quarter was due primarily to higher retail electricity sales and new customer rates effective September 1, 2023 at TEP, discussed above. The increase was partially offset by: (i) lower long-term wholesale and transmission revenue; (ii) higher operating costs, primarily reflecting inflationary increases; and (iii) an increase in income tax expense due to higher taxable income and lower production tax credits related to the Oso Grande generating facility.

The increase in earnings, net of foreign exchange, year to date was due primarily to: (i) higher retail electricity sales, discussed above, and an increase in lost fixed cost recovery revenue; (ii) new customer rates effective September 1, 2023 at TEP; (iii) lower depreciation expense associated with the retirement of the San Juan generating station in 2022; and (iv) an increase in the market value of certain investments that support retirement benefits. The increase was partially offset by higher operating costs and income tax expense.

Central Hudson	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Electricity sales (GWh)	1,315	1,327	—	(12)	3,725	3,844	—	(119)
Gas sales (PJ)	5	4	—	1	18	18	—	—
Revenue	290	273	7	10	1,049	929	49	71
Earnings	20	24	—	(4)	69	66	3	—

Sales
The decrease in electricity sales for the quarter and year-to-date periods was due primarily to milder weather.

Gas sales for the quarter and year-to-date periods were relatively consistent with the comparable periods in 2022.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to the flow-through of higher energy supply costs driven by commodity prices; and (ii) an increase in gas and electricity delivery rates effective July 1, 2023.

Earnings
The decrease in earnings for the quarter was due primarily to higher operating expenses, as expected, due to the timing of costs in the first half of the year, partially offset by Rate Base growth.

Earnings for the year-to-date period, net of foreign exchange, were consistent with the comparable period in 2022. The increase in earnings due to Rate Base growth was offset by higher operating expenses, as well as finance costs in excess of amounts collected in customer rates.

6	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

FortisBC Energy
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Gas sales (PJ)	27	28	(1)	147	156	(9)
Revenue	294	269	25	1,411	1,359	52
Earnings	22	(17)	39	169	119	50

Sales
Gas sales for the quarter were relatively consistent with the comparable period in 2022.

The decrease in gas sales year to date was due primarily to lower average consumption by residential, commercial and transportation customers, largely due to milder weather, partially offset by customer additions.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to the new cost of capital parameters approved by the BCUC in September 2023 retroactive to January 1, 2023. This revenue has been recognized through a regulatory deferral to be collected in future customer rates (see "Regulatory Matters" on page 11). Rate Base growth also contributed to the increase in revenue, partially offset by a lower cost of natural gas recovered from customers.

Earnings
The increase in earnings for the quarter and year-to-date periods was due to the new cost of capital parameters approved by the BCUC in September 2023, which resulted in $35 million of earnings in the third quarter of 2023, including $23 million associated with the retroactive impact to January 1, 2023. Rate Base growth also contributed to the increase in earnings.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity deliveries (GWh)	4,294	4,345	(51)	12,703	12,723	(20)
Revenue	190	175	15	550	511	39
Earnings	45	46	(1)	126	117	9

Deliveries
The decrease in electricity deliveries for the quarter and year-to-date periods was due to lower average consumption by industrial and commercial customers. The decrease was partially offset by higher average consumption by residential customers and customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to Rate Base growth and the operation of the PBR efficiency carry-over mechanism, which was earned in the second term of PBR and recognized in 2023. This increase was partially offset by the lower recovery of costs attributable to REAs (see "Regulatory Matters" on page 11).

Earnings
The decrease in earnings for the quarter was due to higher operating costs, as expected, due to the timing of costs in the first half of the year.

The increase in earnings year to date was due primarily to Rate Base growth and the operation of the PBR efficiency carry-over mechanism, partially offset by the lower recovery of costs attributable to REAs, discussed above.

7	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

FortisBC Electric
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity sales (GWh)	822	845	(23)	2,577	2,575	2
Revenue	128	114	14	383	351	32
Earnings	17	13	4	53	50	3

Sales
The decrease in electricity sales for the quarter was due primarily to lower average consumption by residential customers due to milder weather.

Electricity sales year to date were relatively consistent with the comparable period in 2022.

Revenue
The increase in revenue for the quarter was due primarily to the normal operation of regulatory mechanisms, including the deferral associated with the new cost of capital parameters approved by the BCUC in September 2023 retroactive to January 1, 2023. This revenue has been recognized through a regulatory deferral to be collected in future customer rates (see "Regulatory Matters" on page 11). Higher energy supply costs recovered from customers and Rate Base growth also contributed to the increase in revenue, partially offset by lower electricity sales, discussed above.

The increase in revenue year to date was due to the normal operation of regulatory mechanisms, higher energy supply costs recovered from customers and Rate Base growth, partially offset by a decrease in third party contract work.

Earnings
The increase in earnings for the quarter and year to date periods was due to the new cost of capital parameters approved by the BCUC in September 2023, which resulted in $3 million of earnings in the third quarter of 2023 largely reflecting the retroactive impact to January 1, 2023. Rate Base growth also contributed to the increase in earnings for the nine-month period, partially offset by higher operating costs.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Electricity sales (GWh)	1,897	1,826	—	71	7,228	7,027	—	201
Revenue	377	361	3	13	1,304	1,204	15	85
Earnings	39	35	—	4	111	94	2	15

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by residential and commercial customers, as well as customer additions.

Revenue
The increase in revenue, net of foreign exchange, for the quarter was due primarily to higher electricity sales, discussed above, partially offset by the flow-through of lower energy supply costs.

The increase in revenue, net of foreign exchange, year to date was due to higher electricity sales, the normal operation of regulatory mechanisms at Newfoundland Power, and the flow-through of higher energy supply costs.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to Rate Base growth and higher electricity sales, partially offset by higher operating and finance costs. Equity income from Wataynikaneyap Power also contributed to the increase in earnings in comparison to the same periods in 2022.

8	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Energy Infrastructure
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity sales (GWh)	46	88	(42)	106	142	(36)
Revenue	21	27	(6)	77	73	4
Earnings	11	10	1	35	23	12
Sales
The decrease in electricity sales for the quarter and year-to-date periods reflected a decrease in hydroelectric production in Belize associated with lower rainfall levels.

Revenue and Earnings
The change in revenue and earnings for the quarter and year-to-date periods reflected the unfavourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek, which resulted in unrealized losses of $8 million in the third quarter of 2023 compared to unrealized gains of $4 million for the same period in 2022, and unrealized losses of $18 million year to date compared to unrealized losses of $3 million for the same period in 2022.

Excluding the impact of mark-to-market accounting, revenue and earnings for the quarter increased by $11 million and $13 million, respectively, and revenue and earnings year to date increased by $25 million and $27 million, respectively. The increases were driven by higher earnings at Aitken Creek, reflecting market conditions, partially offset by lower hydroelectric production in Belize.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

A definitive share purchase and sale agreement has been entered into to sell Aitken Creek. See "Key Developments" on page 1 for further information.

Corporate and Other	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2023	2022	FX	Other	2023	2022	FX	Other
Net expenses	(57)	(53)	1	(5)	(148)	(120)	—	(28)

The increase in net expenses, net of foreign exchange, for the quarter and year-to-date periods was due primarily to higher finance costs, reflecting higher interest rates and borrowings outstanding under the Corporation's credit facilities, as well as the refinancing of long-term debt in the second quarter of 2022.

NON-U.S. GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

9	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	394	326	68	1,125	960	165
Adjusting items:
Unrealized loss (gain) on mark-to-market of derivatives (1)	8	(4)	12	18	3	15
Lake Erie Connector project suspension costs (2)	—	10	(10)	—	10	(10)
Revaluation of deferred income tax assets (3)	9	9	—	9	9	—
Adjusted Common Equity Earnings	411	341	70	1,152	982	170
Adjusted Basic EPS ($)	0.84	0.71	0.13	2.37	2.06	0.31

Capital Expenditures
Additions to property, plant and equipment	952	907	45	2,797	2,600	197
Additions to intangible assets	31	44	(13)	122	151	(29)
Adjusting item:
Wataynikaneyap Transmission Power Project (4)	25	41	(16)	109	135	(26)
Capital Expenditures	1,008	992	16	3,028	2,886	142
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $7 million for the three and nine months ended September 30, 2023, respectively (net of income tax expense of $2 million and income tax recovery of $1 million for the three and nine months ended September 30, 2022, respectively), included in the Energy Infrastructure segment.
(2)    Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4 million for the three and nine months ended September 30, 2022, included in the ITC segment.
(3)    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment
(4)    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

Fortis continues to recognize earnings associated with Aitken Creek, post the effective date of the pending sale, in accordance with U.S. GAAP as the transaction has not yet closed. For the third quarter of 2023, and the six-month period since March 31, 2023, the effective date of the pending sale (see "Key Developments" on page 1), Aitken Creek contributed $13 million and $24 million, respectively, to Adjusted Common Equity Earnings. Upon close of the transaction, management expects to exclude the gain to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted Common Equity Earnings and Adjusted Basic EPS.

FOCUS ON SUSTAINABILITY

Fortis' focus on sustainability is outlined in its 2022 Annual MD&A. Through 2023, the Corporation has continued to advance work on a range of sustainability initiatives. In August 2023, Fortis released its 2023 Sustainability Update Report, which summarizes recent progress and includes key performance indicators. Fortis utilities continue to add new renewable energy resources and decarbonize operations while advancing a cleaner energy transition for customers. The Corporation has reduced direct GHG emissions by 29% through 2022 compared to 2019 levels, marking significant progress towards our interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as our 2050 net-zero direct GHG emissions target. In addition, over the last four years, the GHG intensity of delivered energy has consistently decreased, while net electricity generated by renewable sources and avoided emissions from the use of renewable natural gas has increased significantly.

The Sustainability Update Report also highlights Fortis' advancements in DEI. The Corporation has achieved its Board diversity targets, with 58% of the Board comprised of women and two of twelve members identifying as visible minorities. Our commitment to advancing DEI is reflected in our leadership at Fortis Inc., where 50% of our executive team are women. In addition, to further support Fortis' sustainability reporting, limited third-party assurance was obtained on select 2022 GHG emissions data and Board diversity metrics.

In the development of the Corporation's five-year Capital Plan, the utilities consider the investment required to deliver cleaner energy to customers, strengthen infrastructure, and improve network resiliency to deal with the impacts of climate change on utility infrastructure. Fortis' 2024-2028 Capital Plan includes Cleaner Energy Investments of $6.8 billion, with investments focused on connecting renewables to the grid, renewable energy and energy storage, and cleaner natural gas solutions. See "Capital Plan" on page 16 for further information.

In October 2023, FortisBC was awarded silver-level designation in Progressive Aboriginal RelationsTM from the Canadian Council of Aboriginal Business. The Progressive Aboriginal Relations certification program is an internationally recognized, Indigenous-led program that confirms corporate performance in Indigenous relations at the bronze, silver or gold level. Earning a Progressive Aboriginal Relations designation marks a significant achievement in FortisBC's long-standing commitment to fostering strong, respectful and mutually beneficial relationships with Indigenous communities.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

10	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
REGULATORY MATTERS

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by ICAT requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown. Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

Transmission ROFR: The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. ITC previously exercised its right to construct certain electric transmission projects approved and awarded by MISO, including projects associated with the first tranche of MISO's LRTP. Management does not believe that this proceeding will impact projects that have already been approved and under development; however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In August 2023, the ACC issued a decision on TEP's general rate application approving, among other things, an increase in non-fuel revenue of US$100 million, a 9.55% ROE and a 54.32% common equity component of capital structure. The decision reflects an increase from TEP's previous ROE and common equity component of capital structure of 9.15% and 53%, respectively. New customer rates became effective on September 1, 2023.

PPFAC Mechanism: The PPFAC mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In May 2023, the ACC approved rate adjustments at TEP and UNSE to collect the PPFAC balances over 12- and 33-month periods, respectively.

Central Hudson
General Rate Application: In July 2023, Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas delivery rates effective July 1, 2024. The application includes a request to set Central Hudson's ROE at 9.8% and a 50% common equity component of capital structure. The timing and outcome of this proceeding is unknown.

CIS Implementation: In January 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. In July 2023, an interim agreement was reached with the PSC, in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system, and to accelerate the implementation of its monthly meter reading plan. The timing and outcome of this proceeding remains unknown.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: The BCUC issued a decision on the GCOC proceeding in September 2023. For FortisBC Energy, the decision increased the ROE and common equity component of capital structure from 8.75% and 38.5% to 9.65% and 45%, respectively. For FortisBC Electric, the decision increased the ROE and common equity component of capital structure from 9.15% and 40% to 9.65% and 41%, respectively. The new cost of capital parameters are retroactive to January 1, 2023. The decision directed FortisBC to submit a compliance filing for final 2023 customer rates. This filing, which was approved by the BCUC in October 2023, requested approval of a regulatory deferral account to be collected from customers in future rates for the revenue deficiency resulting from the GCOC decision. A regulatory process is currently underway to determine the recovery period for the associated revenue deficiency deferral, the timing and outcome of which is unknown.

11	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
FortisAlberta
2024 GCOC Proceeding: In October 2023, the AUC issued a decision on the 2024 GCOC proceeding. The decision, which is effective January 1, 2024, adopts a formulaic approach in determining the ROE which will adjust the notional ROE of 9.0% with reference to forecast long-term Government of Canada bond and utility bond yields. The ROE for 2024 is expected to be determined in the fourth quarter of 2023, with updates annually thereafter. The decision also concluded that there will be no change in the common equity component of capital structure of 37%.

Third PBR Term: In October 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024-2028. FortisAlberta's base distribution rates for the third PBR term are based on the 2023 COS revenue requirement previously approved by the AUC. The third generation PBR plan incorporates several changes and refinements, which include the adoption of new inputs for the calculation of the inflation and productivity factors, the introduction of an earnings sharing mechanism that will allocate achieved earnings above the approved ROE between the utility and its customers using marginal sharing ranges, and the removal of the efficiency carry-over incentive mechanism. Capital funding mechanisms are preserved with modifications including: i) base capital funding established on the approved 2023 COS rate base and a level of annual capital additions premised on 2018-2022 historical averages that are escalated as prescribed by the AUC; and ii) criteria to meet eligibility for incremental capital funding on extraordinary expenditures is expanded to provide potential eligibility for net-zero plan related expenditures.

REA Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. In April 2023, the Alberta Court of Appeal dismissed FortisAlberta's appeal which had asserted that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. FortisAlberta continues to assess other means, including legislative amendments, to recover these costs.

FINANCIAL POSITION

Significant Changes between September 30, 2023 and December 31, 2022

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	—	556	Primarily due to the issuance of US$800 million in unsecured senior notes at ITC in June 2023. ITC expects to utilize the unused net proceeds from this issuance to fund capital requirements within the next 12 months. Balances on hand have been largely invested in interest-bearing accounts.
Accounts receivable and other current assets	2	(693)	Due to the seasonality of sales in Canada and a decrease in the fair value of energy contracts at UNS Energy and FortisBC Energy.
Assets held for sale	—	569	Reflects the pending sale of Aitken Creek. See "Key Developments" on page 1 and Note 7 of the Interim Financial Statements.
Property, plant and equipment, net	45	1,512	Due to capital expenditures, partially offset by depreciation and the reclassification of property, plant and equipment at Aitken Creek to assets held for sale.
Short-term borrowings	—	(175)	Reflects the repayment of commercial paper at ITC.
Accounts payable and other current liabilities	3	(416)	Due to lower amounts owing for energy supply costs associated with market pricing and the seasonality of operations, primarily at UNS Energy and FortisBC Energy.
Liabilities associated with assets held for sale	—	132	Reflects the pending sale of Aitken Creek. See "Key Developments" on page 1 and Note 7 of the Interim Financial Statements.
Deferred income taxes	4	136	Due to higher temporary differences associated with ongoing capital investment, partially offset by the reclassification of deferred income taxes at Aitken Creek to liabilities associated with assets held for sale.
Long-term debt (including current portion)	32	1,500	Reflects debt issuances, partially offset by debt repayments, and higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	38	624	Due primarily to: (i) Common Equity Earnings for the nine months ended September 30, 2023, less dividends declared on common shares; and, (ii) the issuance of common shares, largely under the DRIP.

12	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including those issued through the ATM Program discussed below. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2024 through 2028. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	September 30, 2023	December 31, 2022
($ millions)
Total credit facilities (1)	3,985	2,051	6,036	5,850
Credit facilities utilized:
Short-term borrowings	(78)	—	(78)	(253)
Long-term debt (including current portion)	(901)	(911)	(1,812)	(1,657)
Letters of credit outstanding	(52)	(41)	(93)	(128)
Credit facilities unutilized	2,954	1,099	4,053	3,812
(1)    See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

In May 2023, the Corporation amended its $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2028. Also in May 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. This facility is repayable at any time without penalty, and provides the Corporation with additional, cost effective short-term financing.

In October 2023, FortisUS Inc., a holding company subsidiary of Fortis, entered into a US$150 million uncommitted revolving credit facility. The facility matures in October 2025 and will provide funding flexibility for short-term general liquidity needs.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at September 30, 2023, consolidated fixed-term debt maturities/repayments are expected to average $1,486 million annually over the next five years and approximately 74% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an ATM Program pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion. As at September 30, 2023, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at September 30, 2023 and are expected to remain compliant in 2023.

13	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Cash Flow Summary
Summary of Cash Flows
Periods ended September 30	Quarter			Year-to-Date
($ millions)	2023	2022	Variance	2023	2022	Variance
Cash and cash equivalents, beginning of period	690	338	352	209	131	78
Cash from (used in):
Operating activities	940	633	307	2,799	2,205	594
Investing activities	(1,040)	(1,073)	33	(2,994)	(2,907)	(87)
Financing activities	150	471	(321)	747	932	(185)
Effect of exchange rate changes on cash and cash equivalents	15	26	(11)	13	34	(21)
Change in cash associated with assets held for sale	10	—	10	(9)	—	(9)
Cash and cash equivalents, end of period	765	395	370	765	395	370
Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
Cash used in investing activities for the third quarter of 2023 was $33 million lower than for the same period in 2022 due to lower planned equity contributions associated with the Wataynikaneyap Power project. The decrease was partially offset by the higher U.S.-to-Canadian dollar exchange rate and higher capital expenditures.

The Corporation's Capital Plan for 2023 is estimated to be $4.3 billion, an increase of approximately 7% from $4.0 billion in 2022. See "Capital Plan" on page 16. The increase in cash used in investing activities of $87 million for the year-to-date period reflects higher planned capital expenditures for 2023, as well as the higher U.S.-to-Canadian dollar exchange rate. The increase was partially offset by lower planned equity contributions, as discussed above.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances.. See "Cash Flow Requirements" on page 13.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date September 30, 2023	Month	Interest Rate					Use of Proceeds
($ millions, except as noted)	Issued	(%)		Maturity	Amount
ITC
Unsecured senior notes	June	5.40	(1)	2033	US	500	(2) (3) (4)
Unsecured senior notes	June	4.95	(5)	2027	US	300	(2) (3) (4)
UNS Energy
Unsecured senior notes	February	5.50		2053	US	375	(2) (3)
Unsecured senior notes	August	5.65		2038	US	50	(2) (3)
FortisAlberta
Unsecured senior debentures	May	4.86		2053	200		(3) (4)
Central Hudson
Unsecured senior notes	March	5.68		2033	US	40	(3) (4)
Unsecured senior notes	March	5.78		2035	US	15	(3) (4)
Unsecured senior notes	March	5.88		2038	US	35	(3) (4)
Newfoundland Power
First mortgage sinking fund bonds	August	5.12		2053	90		(3) (4)
Maritime Electric
First mortgage bonds	September	5.20		2053	60		(3) (4)
(1)    ITC entered into interest rate locks which reduced the effective interest rate to 5.32%. See Note 14 to the Interim Financial Statements
(2)    Repay maturing long-term debt
(3)    General corporate purposes
(4)     Repay short-term and/or credit facility borrowings
(5)     Represents a second tranche of ITC's existing 4.95% senior notes, originally issued in 2022

14	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
In September 2023, ITC priced US$175 million of senior secured notes. The related issuances will consist of US$90 million of 5-year, 5.65% notes and US$85 million of 10-year, 5.98% notes with expected funding dates in November 2023 and January 2024, respectively. Proceeds are expected to be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Common shares issued:
Cash (1)	6	6	—	34	46	(12)
Non-cash (2)	99	87	12	304	275	29
Total common shares issued	105	93	12	338	321	17
Number of common shares issued (# millions)	2.1	1.6	0.5	6.3	5.5	0.8
Common share dividends paid:
Cash	(175)	(168)	(7)	(517)	(492)	(25)
Non-cash (3)	(99)	(88)	(11)	(304)	(274)	(30)
Total common share dividends paid	(274)	(256)	(18)	(821)	(766)	(55)
Dividends paid per common share ($)	0.565	0.535	0.03	1.695	1.605	0.09
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 9, 2023 and August 1, 2023, Fortis declared a dividend of $0.565 per common share paid on June 1, 2023 and September 1, 2023, respectively. On September 18, 2023, Fortis declared a dividend of $0.59 per common share payable on December 1, 2023. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On September 1, 2023, the annual fixed dividend per share for the First Preference Shares, Series G was reset from $1.0983 to $1.5308 for the five-year period up to but excluding September 1, 2028.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2022 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 14), and a new agreement at TEP.

In September 2023, TEP entered into a US$294 million Engineering, Procurement, and Construction Agreement associated with the development of the Roadrunner Reserve project (see "Capital Plan" on page 16). Related payments of US$258 million are expected to be made by September 2024, with the remaining balance expected to be paid by September 2025.

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2022 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	September 30, 2023		December 31, 2022
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	29,599	55.7	28,792	55.8
Preference shares	1,623	3.1	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	21,923	41.2	21,219	41.1
	53,145	100.0	51,634	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at September 30, 2023 (December 31, 2022 - 3.5%)

15	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Outstanding Share Data
As at October 26, 2023, the Corporation had issued and outstanding 488.5 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at October 26, 2023, an additional 2.1 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at September 30, 2023	Rating	Type	Outlook
S&P	A-	Issuer	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Issuer	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In May 2023, DBRS Morningstar confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

In July 2023, S&P confirmed the Corporation's 'A-' issuer and 'BBB+' senior unsecured debt credit ratings and stable outlook.

Capital Plan
Year-to-date Capital Expenditures of $3.0 billion are consistent with expectations and the Corporation's annual $4.3 billion Capital Plan is on track.

While global supply chain constraints and inflation represent potential concerns, the Corporation does not expect a material impact on its 2023 or 2024-2028 Capital Plan, although certain planned expenditures may shift within the five years. The Corporation continues to proactively work to mitigate supply chain constraints by identifying high priority materials and consolidating buying power to improve outcomes, increasing inventory levels, and closely working with suppliers to ensure material availability.

Capital Expenditures (1)
Year-to-date September 30, 2023	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non- Regulated
($ millions, except as indicated)	ITC									(2)	Total
Total	837	555	248	389	451	92	444	3,016	12		3,028
(1)    See "Non-U.S. GAAP Financial Measures" on page 9
(2)    Energy Infrastructure segment

New Five-Year Capital Plan
The Corporation's five-year 2024-2028 Capital Plan is targeted at $25 billion.

($ billions)	2024	2025	2026	2027	2028	Total (1) (2)
Five-Year Capital Plan	4.5	4.8	5.0	5.7	5.0	25.0
(1)    Capital Plan is a forward-looking non-GAAP financial measure calculated in the same manner as Capital Expenditures. See "Non-U.S. GAAP Financial Measures" on page 9
(2)    Reflects an assumed U.S.:CAD foreign exchange rate of 1.30. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $600 million over the five-year planning period

16	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
The 2024-2028 Capital Plan is $2.7 billion higher than the prior five-year plan of $22.3 billion. The increase is driven by organic growth, largely reflecting regional transmission projects at ITC associated with tranche one of the MISO LRTP, as well as investments in Arizona to support TEP’s exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development are also driving capital growth across the Corporation's regulated utilities.

Total Cleaner Energy Investments of $6.8 billion are expected over the five-year planning period, with capital expenditures focused on connecting renewables to the grid, renewable and storage investments in Arizona and the Caribbean, and cleaner natural gas solutions in British Columbia. Fortis remains focused on maintaining customer affordability by controlling costs, investing in cleaner energy resulting in fuel savings for customers, utilizing available tax credits, and implementing innovative practices, among other initiatives.

The five-year Capital Plan is low risk and highly executable, with nearly 100% of planned expenditures to occur at the regulated utilities and only 18% of investments relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

The five-year Capital Plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity proceeds are expected to be sourced from the Corporation's DRIP and ATM Program.

Planned Capital Expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Project Updates

UNS Energy
In October 2023, TEP announced the Roadrunner Reserve project, the largest battery energy storage system in TEP's portfolio. The 200 MW system will store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity. TEP will own and operate the system, which is included in the Corporation's 2024-2028 Capital Plan, has a total project cost of approximately $400 million, and is scheduled for completion in 2025.

FortisBC Energy
In May 2023, the CPCN application for the AMI project was approved by the BCUC. The project includes replacement of residential and small commercial meters with advanced meters to support the safety, resiliency, and efficient operation of the gas distribution system. The installation of the advanced meters is expected to commence in 2024.

FortisBC Energy submitted a supplemental filing with the BCUC in May 2023 for the Okanagan Capacity Upgrade project, to provide updates to key evidence in the proceeding based on recently available information. With respect to the Tilbury LNG Storage Expansion project, the regulatory process was adjourned in March 2023 in order for FortisBC Energy to prepare further information in support of the CPCN application. As a result, BCUC approval for both projects could be later than originally expected.

FortisBC Energy received approval from the BCUC in May 2023, as directed by Order of the Lieutenant Governor in Council, for amended transportation rate schedules for the Eagle Mountain Woodfibre Gas Line project. In August 2023, FortisBC Energy commenced construction of the project.

Additional Investment Opportunities
Propel New York Energy Project
Central Hudson owns a minority equity interest in Transco, a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state. In June 2023, the New York Independent System Operator selected a proposal by Transco, in partnership with the New York Power Authority, to construct transmission infrastructure to deliver at least 3,000 MW from Long Island offshore wind facilities to the rest of the state by 2030. Transco's portion of the project, titled the "Propel New York Energy Project," is estimated to cost approximately US$2.2 billion, of which Central Hudson's share is approximately 10%. Transco and the New York Power Authority are working to finalize the development agreement, which is expected to be completed in the fourth quarter of 2023.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2022 Annual MD&A. See "Regulatory Matters" on page 11 and "Outlook" on page 20 for applicable updates.

17	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2022 Annual Financial Statements.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2022 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at September 30, 2023, the carrying value of long-term debt, including the current portion, was $30.1 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $26.3 billion (December 31, 2022 - $25.8 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2022 Annual MD&A, except for interest rate locks utilized at ITC and Fortis, as disclosed in Note 14 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
September 30, 2023	2,719	394	0.81	0.81
June 30, 2023	2,594	294	0.61	0.61
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77
September 30, 2022	2,553	326	0.68	0.68
June 30, 2022	2,487	284	0.59	0.59
March 31, 2022	2,835	350	0.74	0.74
December 31, 2021	2,583	328	0.69	0.69

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

18	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
September 2023/September 2022
See "Performance at a Glance" on page 2.

June 2023/June 2022
Common Equity Earnings increased by $10 million and basic EPS increased by $0.02 in comparison to the second quarter of 2022 primarily due to Rate Base growth, largely at ITC and the western Canadian utilities. Also contributing to growth was the timing of operating expenses at Central Hudson and FortisAlberta, an increase in the market value of certain investments that support retirement benefits, and a higher U.S.-to-Canadian dollar foreign exchange rate. Growth was tempered by lower earnings in Arizona, driven by a decrease in retail electricity sales due to milder weather, the timing of wholesale sales, and higher operating costs, partially offset by lower depreciation expense associated with the retirement of the San Juan generating station in June 2022. Lower earnings from Aitken Creek due to the mark-to-market accounting of natural gas derivatives, as well as higher corporate finance costs, also impacted results as compared to the second quarter of 2022. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

March 2023/March 2022
Common Equity Earnings increased by $87 million and basic EPS increased by $0.16 in comparison to the first quarter of 2022 due to Rate Base growth, mainly at ITC and the western Canadian utilities, as well as higher earnings at UNS Energy. Market conditions resulted in wholesale electricity sales with favourable margins and higher transmission revenue at UNS Energy in the first quarter of 2023 compared to later quarters in 2022. Higher retail electricity sales, including the impact of favourable weather, and lower depreciation expense associated with the retirement of the San Juan generating station in June 2022, also contributed to results in Arizona. Results for the quarter also reflected higher earnings at Aitken Creek, an increase in the market value of investments that support retirement benefits at UNS Energy and ITC, and a higher U.S.-to-Canadian dollar foreign exchange rate, partially offset by higher corporate finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

December 2022/December 2021
Common Equity Earnings increased by $42 million and basic EPS increased by $0.08 in comparison to the fourth quarter of 2021 due to: (i) Rate Base growth; (ii) higher retail electricity sales and transmission revenue at UNS Energy; (iii) higher earnings from the energy infrastructure segment driven by hydroelectric production in Belize, as well as the favourable impact of market conditions at Aitken Creek; and (iv) the timing of expenses at FortisAlberta. The translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate and lower stock-based compensation costs also contributed to results with these impacts exceeding the related losses associated with hedging activities. The increase in earnings was partially offset by higher corporate costs, reflecting higher finance costs and a lower income tax recovery, as well as lower earnings at Central Hudson, reflecting the finalization of the company's rate application in late 2021 with retroactive application to July 1, 2021. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $7 million and $22 million for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - $7 million and $27 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at September 30, 2023, accounts receivable included $7 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2023 and 2022.

19	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
OUTLOOK
Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints, increasing interest rates and inflation represent potential concerns, the Corporation does not expect these factors to have a material impact on its operations or financial results in 2023.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce GHG emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. Fortis expects to achieve these targets primarily through TEP's plan to reduce carbon emissions by exiting coal generation. TEP is expected to file its next Integrated Resource Plan in November 2023 with a preferred portfolio that aligns with the Corporation's carbon reduction objectives, while maintaining customer affordability and reliability. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

The Corporation's $25 billion five-year Capital Plan is expected to increase midyear Rate Base from $36.8 billion in 2023 to $49.4 billion by 2028, translating into a five-year CAGR of 6.3%.

Beyond the five-year Capital Plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2023 and 2024-2028, including cleaner energy investments; the expected timing, outcome and impact of regulatory proceedings and decisions; the expected timing and outcome of the sale of Aitken Creek; targeted annual dividend growth through 2028; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target; the 2050 net-zero direct GHG emissions target; the expected funding sources for operating expenses, interest costs and capital expenditures, including the expected sources of common equity proceeds; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2023; the expectation that energy price volatility, global supply chain constraints, increasing interest rates and inflation will not have a material impact on the Capital Plan, operations or financial results in 2023; the nature, timing, benefits and expected costs of certain capital projects, including UNS Energy's Roadrunner Reserve project, FortisBC Energy's AMI project, Okanagan Capacity Upgrade project, Tilbury LNG Storage Expansion project, and Eagle Mountain Woodfibre Gas Pipeline project, and additional opportunities beyond the Capital Plan, including Central Hudson's investment in the Propel New York Energy project through Transco, investments associated with the IRA, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; TEP's plan to reduce carbon emissions by exiting coal generation; the expected timing and nature of TEP's 2023 Integrated Resource Plan; forecast Rate Base and Rate Base growth through 2028; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from energy price volatility, global supply chain constraints and inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2022 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2023 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of October 26, 2023. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

20	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2022 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2022

2022 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2022

ACC: Arizona Corporation Commission

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 9

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AMI: Advanced Metering Infrastructure

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 9

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2022) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Cleaner Energy Investments: capital expenditures that support reductions in air emissions, water usage and/or increases customer energy efficiency

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DEI: diversity, equity and inclusion

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

ICAT: Iowa Coalition for Affordable Transmission

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2023

Interim MD&A: the Corporation's management discussion and analysis for the three and nine months ended September 30, 2023

IRA: Inflation Reduction Act of 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest, and ITC Great Plains, LLC

ITC Midwest: ITC Midwest LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

21	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MW: megawatt(s)

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR+: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

Transco: New York Transco LLC

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNSE: UNS Electric, Inc.

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNSE and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

22	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT